Exhibit (a)(1)(H)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below).  The Offer (as defined below) is being made solely by the Offer to Purchase dated August 24, 2007 and the related Letter of Transmittal, and is being made to holders of Shares.  The Offer is not being made to (nor will tenders be accepted from or on behalf of) the holders of Shares in any jurisdiction where it would be illegal to do so.  In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Aldila, Inc. by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash
Up to 496,688 Shares of Common Stock
of
ALDILA, INC.
at
Between $15.10 and $16.85 Net Per Share

Aldila, Inc.  a Delaware corporation (“ALDA”), is offering to purchase up to 496,688 Shares of its common stock, par value $0.01 per share (the “Shares”), at a price of between $15.10 and $16.85 per share, net to the seller (subject to withholding taxes, as applicable), in cash, without interest and subject to the terms and conditions set forth in the Offer to Purchase, the Letter of Transmittal and the other related documents delivered to stockholders of ALDA (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT MIDNIGHT NEW YORK TIME, ON SEPTEMBER 21, 2007 (THE “EXPIRATION DATE”) UNLESS THE OFFER IS EXTENDED.

In accordance with the terms of the Offer, stockholders desiring to tender Shares must specify the price, not in excess of $16.85 nor less than $15.10 per share (in increments of $0.25, above $15.10), at which they are willing to sell their Shares to ALDA in the Offer. Alternatively, stockholders desiring to tender Shares can choose not to specify a price and, instead, choose to tender their Shares at the purchase price ultimately determined as described below.

On the terms and subject to the conditions of the Offer, ALDA will determine a single per share price, not greater than $16.85 nor less than $15.10 per Share, that ALDA will pay for Shares properly tendered and not properly withdrawn in the Offer (the “Purchase Price”). Taking into account the total number of Shares tendered and the prices specified by tendering stockholders, ALDA will select the lowest Purchase Price that will allow ALDA to buy $7,500,000 in value of Shares.  All Shares ALDA acquires in the Offer will be acquired at the same Purchase Price regardless of whether the stockholder tendered at a lower price.

 If, based on the Purchase Price, Shares having an aggregate value of less than $7,500,000 are properly tendered, ALDA will buy all the Shares that are properly tendered and not withdrawn. If  more than 496,688 Shares (or such lesser number of Shares that can be purchased for $7,500,000 at the Purchase Price) are validly tendered and not properly withdrawn before the Expiration Time, ALDA will, upon the terms and subject to the conditions of the Offer, purchase 496,688 Shares (or such lesser number of Shares that can be purchased for $7,500,000 at the Purchase Price) on the following basis: Shares will be accepted first, from all holders of “odd lots” of less than 100 Shares who properly tender all of their Shares at or below the Purchase Price; second, from all other stockholders who properly tender Shares at or below the Purchase Price, on a pro rata basis (except for stockholders who tendered Shares conditionally for which the condition was not satisfied); and third, only if necessary to permit ALDA to purchase $7,500,000 in value of Shares from holders who have tendered Shares conditionally at or below the Purchase Price for which the condition was not initially satisfied, by random lot, to the extent feasible. To be eligible for purchase by random lot, stockholders whose Shares are conditionally tendered must have tendered all of their Shares.  Because of the “odd lot” priority, proration, and conditional tender provisions described in the Offer to Purchase, ALDA may not purchase all of the Shares tendered at or below the Purchase Price if, based on the purchase price, Shares having an aggregate value in excess of $7,500,000 are properly tendered and not properly withdrawn.

For purposes of the Offer, ALDA will be deemed to have accepted for payment (and thereby purchased) Shares that have been validly tendered at or below the Purchase Price and not properly withdrawn if and when ALDA gives oral or written notice to American Stock Transfer & Trust Company, the depositary for the Offer (the “Depositary”), of its acceptance for payment of Shares pursuant to the Offer.  All Shares not accepted for payment will promptly, at ALDA’s expense,  be returned to the stockholder or, in the case of tendered Shares delivered by book-entry transfer, credited to the account at the book-entry transfer facility from which the transfer had previously been made.

Tendered Shares may be withdrawn at any time prior to the Expiration Date pursuant to the procedures described in the Offer to Purchase.  In addition, tendered Shares may be withdrawn at any time after October 3, 2007 if the Shares have not yet been accepted for payment.  To be effective, a written, telegraphic or facsimile notice of withdrawal must be timely received by the Depositary at one of its addresses specified on the back cover of the Offer to Purchase.  The notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn, and the registered holder of the Shares. If certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the release of the certificates, the serial numbers shown on the certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an eligible guarantor institution.  If Shares have been delivered pursuant to the procedures for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Depository Trust Company(“DTC”) to be credited with the withdrawn Shares and otherwise comply with DTC’s procedures.

ALDA will pay for Shares tendered and accepted for payment in the Offer promptly after the Expiration Date, but only after receipt by the Depositary of certificates evidencing such Shares,  timely confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC,  and a properly completed and duly executed Letter of Transmittal, or, in the case of a book-entry transfer, an agent’s message, and any other documents required under the Letter of Transmittal.

ALDA expressly reserves the right, in its sole discretion and subject to applicable law, at any time and from time to time, to extend for any reason the period of time during which the Offer is open, including the occurrence of any condition specified in Section 7 of the Offer to Purchase, by giving oral or written notice of such extension to the Depositary.  Any such extension will be followed as promptly as practicable by public announcement thereof, such announcement to be made no later than 9:00 a.m., New York time, on the next business day after the previously scheduled Expiration Date of the Offer.  During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to the right of a tendering stockholder to withdraw such stockholder’s Shares.

The ALDA board of directors believes that the Offer provides ALDA’s stockholders the opportunity to receive a return of some or all of their investment, or obtain liquidity with respect to all or a portion of their Shares, without potential disruption to the share price and the usual transaction costs associated with market sales. Furthermore, odd lot holders who hold Shares registered in their names and tender their Shares directly to the Depositary and whose Shares are purchased pursuant to the Offer will avoid any applicable odd lot discounts that might apply to sales of their Shares. In determining to proceed with the Offer, ALDA’s board of directors considered, among other things, ALDA’s financial position, current operations and alternatives for using ALDA’s available financial resources.

The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

 The Offer to Purchase and the related Letter of Transmittal contain important information which should be read before any decision is made with respect to the Offer.

Questions and requests for assistance or for additional copies of the Offer to Purchase and the related Letter of Transmittal and other offer materials may be directed to Mackenzie Partners, Inc. as set forth below, and copies will be furnished promptly at ALDA’s expense.  No fees or commissions will be paid to brokers, dealers or other persons (other than Mackenzie Partners, Inc.) for soliciting tenders of Shares pursuant to the Offer.

The Depositary for the Offer is:

If delivering by mail:

American Stock Transfer & Trust Company
Operations Center
Attn: Reorganization Department
P.O. Box 2042
New York, New York 10272-2042
Phone: Toll-free (877) 248-6417
(718) 921-8317

If by facsimile: (718) 234-5001	If delivering by hand or courier: American Stock Transfer & Trust Company Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219
The Information Agent for the Offer is:

105 Madison Avenue
New York, New York 10016
tenderoffer@mackenziepartners.com

August 24, 2007
Call Collect: (212) 929-5500
or
Toll Free (800) 322-2885